| January 17, 2019 Shareholder Letter Q2 FY19  January 17, 2019

From the CEOs Fellow shareholders, Australians often to refer to ‘something excellent’ as being a ‘ripper.’ And we had a ‘ripper’ of a quarter. We finished calendar year 2018 on a high note, surpassing $1 billion in calendar year revenue for the first time. Our Q2’19 was another strong quarter, delivering $299.0 million of revenue, up 39% year-over-year. We also closed our acquisition of Opsgenie and ended the quarter with a total customer count of 138,235. Not to be content with that, we continued to grow our business within IT teams, acquired Butler for Trello, hit a significant customer milestone for Jira Software, and made new infrastructure investments to support our growing Cloud customer base. Getting deeper with IT teams Supporting IT teams across companies of all sizes is an immense and early opportunity for us. CIOs and IT leaders of companies large and small must drive significant change in their organizations as they become more service-driven and agile-oriented. As software eats the world, more and more companies become software companies. We thus hear increasing demand from the market for new and better ways to manage complicated workflows and improve cross-functional collaboration as part of this digital transformation. In fiscal 2019, we are focusing intently on serving the expanding needs of IT teams across a range of complex collaborative workflows, from agile planning at scale to incident lifecycle management. In October, we took a significant step forward towards this goal by closing our acquisition of Opsgenie, a leader in incident alerting and on-call schedule management. Opsgenie targets a critical piece of the incident management lifecycle - an area of increasing focus for IT organizations, given that preventing and responding to service disruptions has become one of their biggest challenges today. During the quarter, we wasted no time marrying the new capabilities of Opsgenie with Atlassian’s unique and powerful go-to-market model. Core to our growth since Atlassian’s inception is the fundamental belief that software should be bought and not sold, and that we can reach all customer segments of the markets we serve through incredible product, affordable pricing and amazing customer service. We have executed on this belief by investing in R&D to build great products that compel customers to use and share them, while reducing the cost and friction typically associated with getting those products to end-users. Note: All financial results and targets in this letter are based on the new revenue recognition standard IFRS 15. Q2 FY19 2

Opsgenie has developed an incredible product and we are helping it reach the broadest audience possible. Because Opsgenie is a compelling offering in a nascent segment of IT, we’re approaching the market aggressively. In October, we introduced a new free plan for up to five users, reduced the overall price of Opsgenie’s annual subscription plans by approximately 35%, and introduced volume discounts that help us reach more of the the Fortune 500,000. We are amplifying Opsgenie’s marketing, getting the word out with a broad digital and out-of- home advertising campaign across the U.S. and Europe, featuring a new logo in Atlassian’s trademark color and style. In addition, we introduced Opsgenie to our global network of Solution Partners. It’s all systems go and we are extremely excited to take Opsgenie to the next level of its growth. During the quarter, we also rolled out support for asset management in Jira Service Desk, providing integrations with best-of-breed providers like Oomnitza, Riada (in early access), and Device42. With the proliferation of technology in a software-powered world, it has become increasingly complex for IT professionals - especially in larger enterprises - to manage and track their employees’ hardware and software. The new integrations allow IT teams to map assets, like laptops and software licenses, to their internal customers. When the time comes for troubleshooting, time isn’t wasted looking up which assets are associated with the issue. Employees can even request support from within Slack, thanks to the Oomnitza Bot for asset management. These updates are all part of helping IT teams use Jira Service Desk to offer even more efficient service to the teams they support. Q2 FY19 3

A new milestone for Jira Software The first version of our flagship product, Jira Software, launched in 2002. Jira’s ease of use, feature breadth and extensibility have made it a vital part of how technology teams across software and IT organizations get work done. We now have more than 65,000 customers worldwide using Jira Software, with ample room to continue growing. Central to the success of Jira Software is the constant rate of improvement and introduction of new capabilities. Jira Software is already one of the most powerful project management tools on the market, and we’ve been focusing on making it simpler and more accessible for a wider range of users and use cases. Q2 FY19 4

We recently introduced roadmaps in Jira Software, which ensure everyone has a clear view of what big initiatives are underway and how they map to the actual work items in each project. Roadmaps help product managers bring order to chaos so that everyone on the team – from senior executives, to product leaders, to design, to development – understands the status of work and are aligned on upcoming priorities. While still a new feature, we’re pleased that many users are already taking advantage of roadmaps in the latest version of Jira Software. Additionally, we redesigned the Jira issue – the core unit of work connecting tools, processes, and teams of all kinds – making it easier for users to understand what’s most important. We are helping users feel at home by integrating with tools they already use (like New Relic, Gmail, and Invision) so all their work stays in sync. Finally, end-users now have the power to create and customize boards to track their work, without needing an administrator’s help or putting another project’s customizations at risk. Q2 FY19 5

Trello gets a Butler In December, we announced the acquisition of Butler for Trello, a workflow automation tool that is one of Trello’s most popular integrations. Working more efficiently has become a necessary skill with the constant demands on time in the modern workplace. As we incorporate Butler’s technology into Trello, we will empower teams of all kinds, such as HR, marketing, and finance, to automate manual and repetitive tasks without the need for complicated code or formulas. Instead of creating complex macros in spreadsheets, for example, teams can codify business rules and processes. Tasks that might take ten steps to accomplish manually can be automated into a single click. Butler allows anyone to do this by turning simple words and sentences into customizable commands in their Trello boards - no code required. For instance, a marketing team could automatically move Trello cards representing steps in a digital advertising campaign from “To Do” to “In Progress” based on upcoming due dates, or be assigned to teammates when they move from list to list. We’ll be integrating Butler into Trello more deeply in the coming months, and are excited to offer this powerful feature to all Trello users as native functionality. Q2 FY19 6

Supporting our global Cloud customer base With more than 100,000 Cloud customers, and with over 85% of net new customers choosing Cloud products during the quarter, supporting the growth of our global Cloud customer base is a top priority for Atlassian. At the end of calendar year 2017, we completed the transition of our Cloud infrastructure to AWS as part of one of our largest engineering efforts. We continue to invest in our Cloud platform and will soon bring online new AWS data centers in Frankfurt, Sydney, and Singapore, complementing our existing data centers in the U.S. and Ireland. With customers in more than 180 countries around the globe, we will further improve their experience no matter where they are in the world. Data Center-approved apps - off to a great start Last quarter we shared the news about Data Center-approved apps in the Atlassian Marketplace. Since then, the number of apps meeting this more rigorous, Data Center-specific standard has grown from approximately 100 to over 200. We’ve seen a positive early reception to the new Data Center apps. In fact, since the apps became available in September, more than 20% of Jira Software Data Center customers have purchased at least one approved app. And based on the initial response from our ecosystem vendors and customers, we expect these numbers to keep growing. Atlassian Summit 2019 / Investor session This year, we'll be holding our Atlassian Summit user conference in Las Vegas for the first time, at the Mandalay Bay South Convention Center, from April 9-11, 2019. We will also be hosting an Investor session at Summit 2019 on April 10 - look for more information in the coming months. General information on Summit can be found at https://www.atlassian.com/company/events/ summit. We look forward to seeing many of you there! MIKE & SCOTT Mike Cannon-Brookes  Scott Farquhar Co-founder and CEO Co-founder and CEO Q2 FY19 7

Jay Simons, President

Customer highlights

Our customers represent diverse industries and geographies, from start-ups to blue chip companies, thanks to our highly automated sales model that allows us to target the Fortune 500,000.

We finished Q2'19 with a total customer count of 138,235. We added 6,551 net new customers during the quarter; this number benefited from an increase of 1,396 customers as a result of our acquisition of Opsgenie during the quarter. Excluding the impact from Opsgenie, we added 5,155 net new customers during the quarter.

Over 85% of our net-new customers in Q2'19 chose one or more of our Cloud products.

Customers

Period ended



65,673
68,837
85,031*
89,237
107,746**
112,571
119,158
125,796
131,684
138,235***
Q1'17
Q2'17
Q3'17
Q4'17
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19

*Includes an increase of 12,789 customers as a result of our acquisition of Trello during Q3'17.
**Includes an increase of 14,263 customers primarily as a result of Bitbucket Cloud pricing changes.
***Includes an increase of 1,396 customers as a result of our acquisition of Opsgenie during Q2'19.

Customers: We define the number of customers at the end of any particular period as the number of organizations with unique domains that have at least one active and paid product license or subscription for which they paid approximately $10 or more per month. While a single customer may have distinct departments, operating segments or subsidiaries with multiple active product licenses or subscriptions, if the product deployments share a unique domain name, we only include the customer once for purposes of calculating this metric. We define active licenses as those licenses that are under an active maintenance or subscription contract as of period end.

Some of the new customers we added during the quarter include Chinese ride-hailing and technology conglomerate Didi Chuxing, chemical company LG Chem, international food retailer DIA group, French university Paris-Dauphine, fintech startup Flywire, building materials supplier Amerhart, and luxury fashion holding company Tapestry.

ATLASSIAN Q2 FY19 8

Customers use our products in a variety of ways, across all types of teams. While it would be difficult to list the thousands of use cases for our products, each quarter we like to share a handful of the stories our customers share with us. These examples illustrate the breadth of application and versatility of our products, and demonstrate how we expand across teams, departments and customer organizations. ANZ Company-wide agile transformation process When CEO Shayne Elliot arrived at the helm of ANZ, one of the oldest and biggest banks in Australia, he recognized that the state of banking around the world was going through change. Banks, which traditionally have been risk averse and slow moving organizations, are ripe for disruption in today’s world where speed and flexibility are paramount for success. Elliot saw signs of competition everywhere, mostly from smaller companies with new technology and new ways of operating. To stay competitive, he knew ANZ would have to embrace iterative processes and constant feedback – that is, move faster – or be left behind. Elliott has launched a sweeping initiative to reorganize the company into small, multidisciplinary agile teams, with a high degree of autonomy, which will allow ANZ to react faster to market changes and better serve customers. “I think you’re going to see banks look less and less alike than what we’ve been used to in the past 20 to 30 years,” says Elliot. “The people that survive in that disruptive world are those that can adapt, and those that can adapt and scale at speed.” To unleash this agile transformation process, ANZ turned to Atlassian. Development teams within ANZ had been using Jira Software and Confluence for several years, but in order to make a cultural shift that would change how its employees worked and create an open, transparent company, ANZ recognized it would need to use Atlassian tools more broadly across its operations. ANZ found that tools such as Jira and Confluence, which are open by default and provide visibility to work being done, would better allow teams to accomplish things together. Teams at ANZ have had to adapt to the change, as it requires a whole new way of working. No longer can individuals work in silos - there now has to be active collaboration between team members, sharing information, work, and ideas. With teams equipped with Atlassian tools and empowered to make decisions, they are finding this is a better way to work. ANZ employees now say they have more trust in their teammates, more investment in the outcome of projects and the success of the company, and, indeed, are happier in their work. By embracing agile ways of working and integrating them with Atlassian tools, ANZ has put itself in a position to deliver products quicker and is more attuned to the world’s constantly changing business demands. Q2 FY19 9

EBSCO Delivering always-on services through agile incident management and Opsgenie EBSCO, one of the largest privately held and family-owned companies in the United States, is a leading provider of research databases, e-journals, magazine subscriptions, e-books, and discovery services to libraries. As EBSCO’s business grew, so did the demands of their international customer base who expected to have access to their content and services 24/7 and 365 days a year. To meet the increasing demands of their customers, EBSCO had been moving to an agile development model. This transition was critical in their ability to innovate and ship new products and services quickly. At the same time, the dev and operations teams were lost in a sea of alerts. Each team had their own monitoring tools in place, and silos of data were developing. It became impossible to route these alerts or collaborate effectively. EBSCO uses Opsgenie as their incident management platform to consolidate alerts from various monitoring tools and help an expanding set of teams better plan for service disruptions by routing alerts to the right person at the right time. Today the EBSCO team is in control. Engineers have detailed incident management plans in place so when an incident does occur, they respond quickly and efficiently. This proactive approach allows them to resolve issues faster and focus on providing a better experience for their customers globally. Q2 FY19 10

James Beer, Chief Financial Officer Financial highlights Second quarter of fiscal 2019 financial summary Second quarter fiscal 2019 financial(in thousands summary, except per share data and percentage) (in thousands, except per share data) Three Months Ended December 31, 2018 2017 *As Adjusted IFRS Results Revenue $298,979 $214,578 Gross profit $249,197 $171,414 Gross margin 83.3% 79.9% Operating loss ($3,169) ($13,013) Operating margin (1.1%) (6.1%) Net income (loss) $45,185 ($64,209) Net income (loss) per share - diluted $0.18 ($0.28) Cash flow from operations $130,436 $72,328 Non-IFRS Results Gross profit $260,023 $179,888 Gross margin 87.0% 83.8% Operating income $74,784 $46,655 Operating margin 25.0% 21.7% Net income $61,695 $32,023 Net income per share - diluted $0.25 $0.13 Free cash flow $122,629 $67,778 *Adjusted to reflect the adoption of IFRS 15. * As adjusted to reflect the impact of the full retrospective adoption of IFRS 15. A reconciliation of IFRS to non-IFRS measures is provided within tables at the end of this letter, in our earnings press release or posted on our Investor Relations website. Second quarter fiscal 2019 results Revenue Total revenue for Q2'19 was $299.0 million, up 39% year-over-year. Our revenue by line item for the quarter is as follows: • Subscription revenue primarily relates to fees earned from sales of our Cloud products. The remainder of this revenue relates to sales of our Data Center products, which are Server products sold to our largest enterprise customers on a subscription basis. We typically recognize subscription revenue ratably over the term of the contract. For Q2'19, subscription revenue was $152.5 million, up 56% year-over-year. • Maintenance revenue represents fees earned from providing customers updates, upgrades and technical product support for our perpetual license products. Maintenance revenue is recognized ratably over the support period, which is typically 12 months. For Q2'19, maintenance revenue was $97.2 million, up 21% year-over-year. Q2 FY19 11

- License revenue is related to fees earned from the sale of perpetual licenses for our Server products, and is recognized at the time of sale. For Q2'19, license revenue was $25.8 million, up 20% year-over-year.
- Other revenue includes our portion of the fees received from sales of third-party apps in the Atlassian Marketplace, and for training services. For Q2'19, other revenue was $23.5 million, up 58% year-over-year.



Total Revenue
U.S. $ in millions (Y/Y growth rate in %)
$195
$215
$224
$247
$267
$299
37%
39%
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19



Revenue by type
U.S. $ in millions (Y/Y growth rate in %)
$195
$215
$224
$247
$267
$299
12%
22%
55%
20%
21%
56%
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Subscription
Maintenance
Perpetual License
Other

Note: Prior period information has been adjusted to reflect the adoption of IFRS 15.

ATLASSIAN Q2 FY19 12

Margins and operating expenses IFRS gross margin for Q2'19 was 83.3%, compared with 79.9% for Q2'18. Non-IFRS gross margin for Q2'19 was 87.0%, compared with 83.8% for Q2'18. On an IFRS basis, operating expenses were $252.4 million in Q2'19, up 37% from $184.4 million in Q2'18. On a non-IFRS basis, operating expenses were $185.2 million in Q2'19, up 39% from $133.2 million in Q2'18: • Research & development expense on an IFRS basis was $131.4 million in Q2'19, compared with $101.3 million in Q2'18. Research & development expense on a non-IFRS basis was $98.4 million, or 32.9% of revenue, in Q2'19, compared with $74.3 million, or 34.6% of revenue, in Q2'18. • Marketing & sales expense on an IFRS basis was $69.0 million in Q2'19, compared with $44.5 million in Q2'18. Marketing & sales expense on a non-IFRS basis was $48.7 million, or 16.3% of revenue, in Q2'19, compared with $29.4 million, or 13.7% of revenue, in Q2'18. • General & administrative expense on an IFRS basis was $52.1 million in Q2'19, compared with $38.6 million in Q2'18. General & administrative expense on a non-IFRS basis was $38.1 million, or 12.8% of revenue, in Q2'19, compared with $29.6 million, or 13.8% of revenue, in Q2'18. Total employee headcount was 3,061 at the end of Q2'19, an increase of 323 employees since the end of Q1'19. Our headcount growth during the quarter included the addition of 159 employees from Opsgenie. We added an additional 164 employees across all major organizations, with the largest portion being in R&D. IFRS operating loss was $3.2 million for Q2'19, compared with an IFRS operating loss of $13.0 million for Q2'18. Non-IFRS operating income was $74.8 million, or 25.0% of revenue for Q2'19, compared with $46.7 million or 21.7% of revenue for Q2'18. Net income IFRS net income was $45.2 million, or $0.18 per diluted share, for Q2'19 compared with an IFRS net loss of $64.2 million, or ($0.28) per diluted share, for Q2'18. Non-IFRS net income was $61.7 million, or $0.25 per diluted share, for Q2'19 compared with $32.0 million, or $0.13 per diluted share, for Q2'18. Under IFRS, we are required to mark-to-market the exchange feature of our exchangeable senior notes and the related capped calls at the end of each reporting period. Net income for Q2'19 included a non-cash gain recorded in “other non-operating income” of $31.3 million, as a result of marking to fair value the exchange feature and the capped calls. We exclude this non- cash impact of marking these to market from our non-IFRS net income and non-IFRS net income per share results. Q2 FY19 13

Balance sheet Atlassian finished Q2’19 with $1.6 billion in cash and cash equivalents and short-term investments. During the quarter, we used approximately $259.5 million in cash to acquire Opsgenie. Free cash flow Cash flow from operations for Q2’19 was $130.4 million, while capital expenditures totaled $7.8 million, resulting in free cash flow of $122.6 million. Free cash flow margin for Q2’19, defined as free cash flow as a percentage of revenue, was 41.0%. Q2 FY19 14

Financial targets for Q3'19 and fiscal 2019

	IFRS	
	Three Months Ending March 31, 2019	Fiscal Year Ending June 30, 2019
Revenue	$303 million to $305 million	$1,195 million to $1,199 million
Gross margin	82%	83%
Operating margin	(10%)	(6%) to (5.5%)
Net loss per share - diluted	($0.14)	($1.07) to ($1.06)
Weighted-avg. shares used in computing diluted IFRS net loss per share	238 million to 239 million	238 million to 240 million
Cash flow from operations	not provided	$410 million to $420 million
	Non-IFRS	
	Three Months Ending March 31, 2019	Fiscal Year Ending June 30, 2019
Gross margin	86%	86%
Operating margin	17%	20% to 20.5%
Net income per share - diluted	$0.18	$0.81 to $0.82
Weighted-avg. shares used in computing diluted non-IFRS net income per share	248 million to 250 million	248 million to 250 million
Free cash flow	not provided	$370 million to $380 million

Revenue

Our targets for Q3'19 and fiscal 2019 are based on the new revenue recognition standard IFRS 15.

Margins

For our non-IFRS operating margin, as disclosed previously, we anticipate the margin will be lower in 2H'19 relative to 1H'19.

Our Q3'19 non-IFRS operating margin target incorporates our regular annual salary increases for employees, in addition to the annual reset of employer payroll taxes with the commencement of a new calendar year. Additionally, in both Q3'19 and Q4'19, we anticipate the pace of hiring to increase, especially in R&D, to support areas such as the growth of our Cloud products, our Cloud platform, our expansion in the IT teams space (including continued investment in Opsgenie), and our Data Center offerings.

Net income and net income per share

Our fiscal 2019 targets for IFRS and non-IFRS net income and net income per diluted share assume other income will be approximately $25 million in fiscal 2019. This is based on assumptions of:

- our current holdings of cash and cash equivalents, and short-term investments, which include the proceeds from our exchangeable senior notes;
- the estimated interest income we expect to receive in fiscal 2019 from investing the cash and cash equivalents, and short-term investments; and
- the cash interest expense related to the notes.

These assumptions exclude the non-coupon impact of the notes and capped calls.

Free cash flow

Our free cash flow target for fiscal 2019 continues to assume estimated capital expenditures to be approximately $40 million during the fiscal year, due to investments in new leased facilities, including our new office in Bengaluru, India.

ATLASSIAN Q2 FY19 15

ATLASSIAN CORPORATION PLC

Consolidated statements of operations

(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,	
	2018	2017 *As Adjusted	2018	2017 *As Adjusted
Revenues:				
Subscription	$ 152,500	$ 97,704	$ 286,565	$ 184,095
Maintenance	97,161	80,489	189,897	156,708
Perpetual license	25,778	21,444	47,617	40,892
Other	23,540	14,941	42,192	28,363
Total revenues	298,979	214,578	566,271	410,058
Cost of revenues (1) (2)	49,782	43,164	94,967	83,254
Gross profit	249,197	171,414	471,304	326,804
Operating expenses:				
Research and development (1) (2)	131,364	101,324	255,744	196,186
Marketing and sales (1) (2)	68,950	44,519	121,212	89,611
General and administrative (1)	52,052	38,584	97,709	74,309
Total operating expenses	252,366	184,427	474,665	360,106
Operating loss	(3,169)	(13,013)	(3,361)	(33,302)
Other non-operating income (expense), net	32,592	(493)	(204,656)	(1,158)
Finance income	7,659	1,568	14,925	2,823
Finance costs	(10,019)	(7)	(19,921)	(16)
Income (loss) before income tax benefit (expense)	27,063	(11,945)	(213,013)	(31,653)
Income tax benefit (expense)	18,122	(52,264)	15,753	(44,026)
Net income (loss)	$ 45,185	$ (64,209)	$ (197,260)	$ (75,679)
Net income (loss) per share attributable to ordinary shareholders:				
Basic	$ 0.19	$ (0.28)	$ (0.83)	$ (0.33)
Diluted	$ 0.18	$ (0.28)	$ (0.83)	$ (0.33)
Weighted-average shares outstanding used to compute net income (loss) per share attributable to ordinary shareholders:				
Basic	237,740	230,208	236,979	229,182
Diluted	247,255	230,208	236,979	229,182

(1) Amounts include share-based payment expense, as follows:

	Three Months Ended December 31,		Six Months Ended December 31,	
	2018	2017	2018	2017
Cost of revenues	$ 3,766	$ 3,180	$ 7,285	$ 6,172
Research and development	32,976	27,020	59,822	52,991
Marketing and sales	9,850	6,136	17,611	12,345
General and administrative	13,912	9,015	24,166	17,968

(2) Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended December 31,		Six Months Ended December 31,	
	2018	2017	2018	2017
Cost of revenues	$ 7,060	$ 5,294	$ 12,411	$ 10,587
Research and development	21	—	21	—
Marketing and sales	10,368	9,023	19,356	18,045

* As adjusted to reflect the impact of the full retrospective adoption of IFRS 15.

ATLASSIAN Q2 FY19 16

ATLASSIAN CORPORATION PLC Consolidated statements of financial position (U.S. $ in thousands)  (unaudited) December 31, 2018 June 30, 2018 *As Adjusted Assets Current assets: Cash and cash equivalents $ 1,340,589 $ 1,410,339 Short-term investments 303,772 323,134 Trade receivables 71,207 46,141 Current tax receivables 1,423 12,622 Prepaid expenses and other current assets 47,741 29,795 Total current assets 1,764,732 1,822,031 Non-current assets: Property and equipment, net 63,716 51,656 Deferred tax assets 81,055 59,220 Goodwill 506,121 311,943 Intangible assets, net 120,942 63,577 Other non-current assets 188,378 113,401 Total non-current assets 960,212 599,797 Total assets $ 2,724,944 $ 2,421,828 Liabilities Current liabilities: Trade and other payables $ 119,831 $ 113,105 Current tax liabilities 1,664 172 Provisions 7,504 7,215 Deferred revenue 383,776 324,394 Total current liabilities 512,775 444,886 Non-current liabilities: Deferred tax liabilities 32,976 12,160 Provisions 4,326 4,363 Deferred revenue 33,056 18,477 Exchangeable senior notes, net 836,403 819,637 Other non-current liabilities 485,660 214,985 Total non-current liabilities 1,392,421 1,069,622 Total liabilities 1,905,196 1,514,508 Equity Share capital 23,844 23,531 Share premium 456,404 454,766 Other capital reserves 665,934 557,100 Other components of equity (1,158) (61) Accumulated deficit (325,276) (128,016) Total equity 819,748 907,320 Total liabilities and equity $ 2,724,944 $ 2,421,828 * As adjusted to reflect the impact of the full retrospective adoption of IFRS 15. Q2 FY19 17

ATLASSIAN CORPORATION PLC Consolidated statements of cash flows (U.S. $ in thousands) (unaudited) Three Months Ended Six Months Ended December 31, December 31, 2018 2017 2018 2017 *As Adjusted *As Adjusted Operating activities Income (loss) before income tax benefit (expense) $ 27,063 $ (11,945) $ (213,013) $ (31,653) Adjustments to reconcile income (loss) before income tax benefit (expense) to net cash provided by operating activities: Depreciation and amortization 20,685 20,990 38,100 41,570 Gain on sale of investments and other assets (2,357) (16) (2,347) (32) Net unrealized gain on investments (47) — (47) — Net unrealized foreign currency loss (gain) 530 (142) 108 (162) Share-based payment expense 60,504 45,351 108,884 89,476 Net unrealized (gain) loss on exchange derivative and capped call transactions (31,348) — 205,005 — Amortization of debt discount and issuance cost 8,433 — 16,766 — Interest income (7,545) (1,568) (14,811) (2,823) Interest expense 1,585 — 3,155 — Changes in assets and liabilities: Trade receivables (17,769) (4,668) (23,140) (8,387) Prepaid expenses and other assets (18,885) (3,023) (17,207) (328) Trade and other payables, provisions and other non-current liabilities 32,252 5,105 17,974 6,258 Deferred revenue 51,097 21,653 72,745 42,894 Interest received 6,981 1,361 13,721 2,791 (Income tax paid) tax refunds received, net (743) (770) 9,472 (2,027) Net cash provided by operating activities 130,436 72,328 215,365 137,577 Investing activities Business combinations, net of cash acquired (263,554) — (263,554) — Purchases of intangible assets — — (850) — Purchases of property and equipment (7,807) (4,550) (18,523) (7,114) Proceeds from sales of property, equipment and intangible assets 3,000 — 3,721 — Purchases of investments (129,948) (124,787) (194,389) (227,128) Proceeds from maturities of investments 93,581 31,119 185,914 81,887 Proceeds from sales of investments 151 32,674 5,672 82,058 Increase in restricted cash (552) (3,009) (552) (3,141) Net cash used in investing activities (305,129) (68,553) (282,561) (73,438) Financing activities Proceeds from exercise of share options 707 1,278 1,704 2,155 Payment of exchangeable senior notes issuance costs — — (410) — Interest paid (3,194) — (3,194) — Net cash (used in) provided by financing activities (2,487) 1,278 (1,900) 2,155 Effect of exchange rate changes on cash and cash equivalents (11) (19) (654) 191 Net (decrease) increase in cash and cash equivalents (177,191) 5,034 (69,750) 66,485 Cash and cash equivalents at beginning of period 1,517,780 305,871 1,410,339 244,420 Cash and cash equivalents at end of period $ 1,340,589 $ 310,905 $ 1,340,589 $ 310,905 * As adjusted to reflect the impact of the full retrospective adoption of IFRS 15. Q2 FY19 18

ATLASSIAN CORPORATION PLC

Reconciliation of IFRS to non-IFRS results

(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,	
	2018	2017 *As Adjusted	2018	2017 *As Adjusted
Gross profit				
IFRS gross profit	$ 249,197	$ 171,414	$ 471,304	$ 326,804
Plus: Share-based payment expense	3,766	3,180	7,285	6,172
Plus: Amortization of acquired intangible assets	7,060	5,294	12,411	10,587
Non-IFRS gross profit	$ 260,023	$ 179,888	$ 491,000	$ 343,563
Operating income				
IFRS operating loss	$ (3,169)	$ (13,013)	$ (3,361)	$ (33,302)
Plus: Share-based payment expense	60,504	45,351	108,884	89,476
Plus: Amortization of acquired intangible assets	17,449	14,317	31,788	28,632
Non-IFRS operating income	$ 74,784	$ 46,655	$ 137,311	$ 84,806
Net income				
IFRS net income (loss)	$ 45,185	$ (64,209)	$ (197,260)	$ (75,679)
Plus: Share-based payment expense	60,504	45,351	108,884	89,476
Plus: Amortization of acquired intangible assets	17,449	14,317	31,788	28,632
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	(22,915)	—	221,771	—
Less: Income tax effects and adjustments	(38,528)	36,564	(54,262)	22,062
Non-IFRS net income	$ 61,695	$ 32,023	$ 110,921	$ 64,491
Net income per share				
IFRS net income (loss) per share - diluted	$ 0.18	$ (0.28)	$ (0.83)	$ (0.33)
Plus: Share-based payment expense	0.24	0.20	0.47	0.39
Plus: Amortization of acquired intangible assets	0.07	0.06	0.13	0.12
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	(0.08)	—	0.90	—
Less: Income tax effects and adjustments	(0.16)	0.15	(0.22)	0.09
Non-IFRS net income per share - diluted	$ 0.25	$ 0.13	$ 0.45	$ 0.27
Weighted-average diluted shares outstanding				
Weighted-average shares used in computing diluted IFRS net income (loss) per share	247,255	230,208	236,979	229,182
Plus: Dilution from share options and RSUs (1)	—	13,170	10,066	13,124
Weighted-average shares used in computing diluted non-IFRS net income per share	247,255	243,378	247,045	242,306
Free cash flow				
IFRS net cash provided by operating activities	$ 130,436	$ 72,328	$ 215,365	$ 137,577
Less: Capital expenditures	(7,807)	(4,550)	(18,523)	(7,114)
Free cash flow	$ 122,629	$ 67,778	$ 196,842	$ 130,463

* As adjusted to reflect the impact of the full retrospective adoption of IFRS 15.

(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three months ended December 31, 2017 and the six months ended December 31, 2018 and 2017 because the effect would have been anti-dilutive.

ATLASSIAN Q2 FY19 19

ATLASSIAN CORPORATION PLC Reconciliation of IFRS to non-IFRS financial targets (U.S. $) Three Months Ending Fiscal Year Ending March 31, 2019 June 30, 2019 Revenue $303 million to $305 million $1,195 million to $1,199 million IFRS gross margin 82% 83% Plus: Share-based payment expense 2 1 Plus: Amortization of acquired intangible assets 2 2 Non-IFRS gross margin 86% 86% IFRS operating margin (10%) (6%) to (5.5%) Plus: Share-based payment expense 23 21 Plus: Amortization of acquired intangible assets 4 5 Non-IFRS operating margin 17% 20% to 20.5% IFRS net loss per share - diluted ($0.14) ($1.07) to ($1.06) Plus: Share-based payment expense 0.29 1.01 Plus: Amortization of acquired intangible assets 0.05 0.22 Plus: Non-coupon impact related to exchangeable senior notes and capped calls 0.03 0.97 Less: Income tax effects and adjustments (0.05) (0.32) Non-IFRS net income per share - diluted $0.18 $0.81 to $0.82 Weighted-average shares used in computing diluted IFRS net loss per share 238 million to 239 million 238 million to 240 million Dilution from share options and RSUs (1) 10 million to 11 million 10 million Weighted-average shares used in computing diluted non-IFRS net income per share 248 million to 250 million 248 million to 250 million IFRS net cash provided by operating activities $410 million to $420 million Less: Capital expenditures (40 million) Free cash flow $370 million to $380 million (1) The effect of these dilutive securities are not included in our IFRS calculation of diluted net loss per share for the three months ending March 31, 2019 and fiscal year ending June 30, 2019 because the effect would be anti-dilutive. Q2 FY19 20

FORWARD-LOOKING STATEMENTS This shareholder letter contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our anticipated growth, anticipated benefits of the Opsgenie and Butler for Trello acquisitions, products, customers, market expansion, technology and other key strategic areas, and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income per diluted share and free cash flow. We undertake no obligation to update any forward-looking statements made in this shareholder letter to reflect events or circumstances after the date of this shareholder letter or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com. ABOUT NON-IFRS FINANCIAL MEASURES Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non- GAAP measures used by other companies. Our non-IFRS financial measures include: • Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets. • Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets. • Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets. • Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment. Our non-IFRS financial measures reflect adjustments based on the items below: Share-based compensation • Amortization of acquired intangible assets • Non-coupon impact related to exchangeable senior notes and capped calls • Amortization of notes discount and issuance costs • Mark to fair value of the exchangeable senior notes exchange feature • Mark to fair value of the related capped call transactions • The related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets We exclude expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions, and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets allow for more meaningful comparisons between our operating results from period to period. Q2 FY19 21

Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our statement of financial position. Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow: • As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations; • For planning purposes, including the preparation of our annual operating budget; • To allocate resources to enhance the financial performance of our business; • To evaluate the effectiveness of our business strategies; and • In communications with our Board of Directors concerning our financial performance.  The tables in this shareholder letter titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS. We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. ABOUT ATLASSIAN Atlassian unleashes the potential of every team. Our team collaboration and productivity software helps teams organize, discuss and complete shared work. Teams at more than 138,000 customers, across large and small organizations - including General Motors, Walmart Labs, Bank of America Merrill Lynch, Lyft, Verizon, Spotify, and NASA - use Atlassian's project tracking, content creation and sharing, and service management products to work better together and deliver quality results on time. Learn more about our products including Jira Software, Confluence, Trello, Bitbucket, and Jira Service Desk at https://atlassian.com. Investor relations contact: Ian Lee, IR@atlassian.com  Media contact: Gabe Madway, press@atlassian.com Q2 FY19 22